Exhibit 99.1

AVG Announces Second Quarter 2016 Financial Results

AMSTERDAM, August 8, 2016 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG), the online security company™ providing leading software and services to secure devices, data and people, today reported results for the second quarter ended June 30, 2016.

Revenue for the second quarter of 2016 was $105.0 million, compared with $107.8 million in the second quarter of 2015, a decrease of 2.6%. GAAP net income for the second quarter was $6.9 million, or $0.13 per diluted ordinary share. This compares with GAAP net income of $8.5 million, or $0.15 per diluted ordinary share, in the prior year’s second quarter.

Non-GAAP net income for the second quarter was $22.8 million, or $0.44 per diluted ordinary share. This compares with non-GAAP net income of $24.6 million, or $0.47 per diluted ordinary share, for the same period of the prior year.(1)

GAAP operating income for the second quarter was $12.4 million, compared with $13.8 million for the second quarter of 2015. Operating cash flow was $19.3 million for the quarter, compared with $15.5 million for the second quarter last year. Free cash flow was $15.1 million for the quarter, compared with $11.8 million for the same period in the second quarter last year.

AVG also reported that it is continuing to make progress on its strategic and operating plans against challenging market conditions. Subscription revenue continued to expand, growing to 83 percent of total revenues. Additionally, AVG’s shift to mobile products and services continues to progress and total mobile revenue grew 28 percent over the same period last year.

Financial Outlook

Based on information available as of August 8, 2016, AVG is updating its outlook for fiscal year 2016 as follows:

•	Revenue outlook is expected to be in the range of $430 million to $440 million.

•	Non-GAAP adjusted net income is expected to be in the range of $100 million to $104 million; non-GAAP adjusted net income per diluted ordinary share is expected to be in the range of $1.91 to $1.99.

•	GAAP net income is expected to be in the range of $43 million to $46 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.81 to $0.89.

(1)	Non-GAAP results for the second quarter of 2016 exclude $5.3 million in share based compensation expense, $7.7 million in acquisition amortization, $1.9 million in charges associated with the purchase agreement by Avast, $0.4 million in acquisition related charges, $0.4 million in charges related to the unwinding of discounts and changes in fair value, $0.1 million in charges associated with the rationalization of the Company’s global operations and $2.0 million in charges associated with the Company’s global IT landscape transformation, less $0.4 million in net reversals of capitalized development charges, and adjusted for impact of normalized tax rate of 12.5% as described in the Reconciliation of GAAP Measures to Non-GAAP Measures.

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2016 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating GAAP net income per diluted ordinary share and non-GAAP net income per diluted ordinary share, the Company assumes approximately 53 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is not audited nor reviewed.

Purchase Agreement with Avast

On July 7, 2016 AVG and Avast Software announced that they had entered into a purchase agreement in which Avast will offer to purchase all of the outstanding ordinary shares of AVG for $25.00 per share in cash, for total consideration of approximately $1.3 billion. In light of the pending transaction, AVG management has elected not to host a conference call to discuss its second quarter earnings results. The transaction is expected to close between September 15 and October 15, 2016 and AVG will keep the market apprised of any material developments in connection with the pending transaction.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, net debt, free cash flow, cash conversion and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income, net debt, free cash flow, cash conversion and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income, net debt, free cash flow and cash conversion are measures of financial performance and liquidity, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, an analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2016 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: developments relating to Avast’s pending offer to purchase all of our outstanding shares and our purchase agreement with Avast; changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our acquisitions; our ability to maintain effective internal controls and procedures; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners; changes in our and our partners’ responses to privacy concerns; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG ZEN; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the second quarter, ended June 30, 2016 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward looking statements in light of new information or future events.

About AVG

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management solutions that protect small and medium businesses around the world.

All trademarks are the property of their respective owners.

Investor relations contacts:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	June 30,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$123,767	$96,715
Restricted cash	26,858	10,007
Trade accounts receivable, net	35,717	32,729
Inventories	1,027	705
Prepaid expenses	7,501	11,190
Other current assets	14,888	14,670

Total current assets	209,758	166,016
Non-current restricted cash	226	231
Property and equipment, net	23,508	22,219
Deferred income taxes	38,181	36,907
Intangible assets, net	105,719	90,731
Goodwill	297,434	298,165
Investment	660	660
Other assets	1,728	3,893

Total assets	$677,214	$618,822

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,763	$7,956
Accrued compensation and benefits	18,028	16,160
Accrued expenses and other current liabilities	82,887	48,682
Current portion of long-term debt	2,300	2,300
Income taxes payable	1,200	8,075
Deferred revenue	167,123	160,572

Total current liabilities	283,301	243,745
Long-term debt, less current portion	216,695	216,346
Deferred revenue, less current portion	33,004	30,691
Deferred tax liabilities	29,494	24,643
Other non-current liabilities	7,302	6,444

Total liabilities	569,796	521,869

Redeemable noncontrolling interest	16,800	—

Ordinary shares	727	727
Distributions in excess of capital	(113,211)	(112,048)
Treasury shares	(61,297)	(80,150)
Accumulated other comprehensive loss	(15,181)	(9,360)
Retained earnings	279,580	297,784

Total shareholders’ equity	90,618	96,953

Total liabilities and shareholders’ equity	$677,214	$618,822

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars)
Revenue:
Licenses	$69,907	$65,119	$136,393	$130,552
SaaS	17,834	23,700	32,929	47,083
Search	18,938	14,281	39,267	31,509
Other	1,117	1,929	2,017	3,756

Total revenue	107,796	105,029	210,606	212,900

Cost of revenue:
Software sales	(14,390)	(18,975)	(26,870)	(36,309)
Search and other	(1,321)	(839)	(2,653)	(2,109)

Total cost of revenue	(15,711)	(19,814)	(29,523)	(38,418)

Gross profit	92,085	85,215	181,083	174,482

Operating expenses:
Research and development	(22,089)	(22,439)	(42,766)	(46,162)
Sales and marketing	(33,603)	(28,867)	(62,400)	(57,531)
General and administrative	(22,560)	(21,505)	(42,310)	(42,053)

Total operating expenses	(78,252)	(72,811)	(147,476)	(145,746)

Operating income	13,833	12,404	33,607	28,736
Other expense, net	(2,960)	(3,843)	(7,350)	(7,013)

Income before income taxes	10,873	8,561	26,257	21,723
Income tax provision	(2,330)	(1,612)	(5,792)	(3,519)

Net income	$8,543	$6,949	$20,465	$18,204

Less: Net income (loss) attributable to redeemable noncontrolling interest	18	—	15	(8)

Net income attributable to AVG Technologies N.V.	$8,561	$6,949	$20,480	$18,196

Comprehensive income	8,897	10,129	18,697	24,025
Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest	—	—	—	(8)

Comprehensive income attributable to AVG Technologies N.V.	$8,897	$10,129	$18,697	$24,017

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$8,561	$6,949	$20,480	$18,196
Redeemable noncontrolling interest	(603)	—	(1,082)	8

Net income available to ordinary shareholders – basic	$7,958	$6,949	$19,398	$18,204

Net income available to ordinary shareholders – diluted	$7,958	$6,949	$19,398	$18,204

Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.15	$0.14	$0.37	$0.36
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.15	$0.13	$0.37	$0.35
Weighted-average shares outstanding – basic	51,936,526	50,787,976	51,768,720	50,902,176
Weighted-average shares outstanding – diluted	52,868,114	51,478,477	52,562,017	51,636,608

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
OPERATING ACTIVITIES:
Net income	$8,543	$6,949	$20,465	$18,204
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,911	12,022	24,661	23,930
Share-based compensation	3,720	5,283	6,828	8,645
Deferred income taxes	(1,951)	(1,316)	990	(3,727)
Change in the fair value of contingent consideration liabilities	605	438	1,425	794
Amortization of financing costs and loan discount	440	557	870	1,048
Gain on sale of property and equipment	(29)	(25)	(85)	(123)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(6,439)	922	(16,538)	1,136
Net change in deferred revenue	(3,335)	(5,498)	(920)	(9,103)

Net cash provided by operating activities	15,465	19,332	37,696	40,804

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,641)	(4,234)	(5,943)	(9,461)
Proceeds from sale of property and equipment	118	92	175	248
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	(31,512)	—	(31,512)	—
(Increase) decrease in restricted cash	(9,608)	10	(9,338)	(2)

Net cash used in investing activities	(44,643)	(4,132)	(46,618)	(9,215)

FINANCING ACTIVITIES:
Payment of contingent consideration	(21,174)	(14,825)	(21,174)	(14,825)
Payment of capitalized lease obligation	(268)	(1,359)	(268)	(1,378)
Redemption of Class B-2 shares	—	(16,800)	—	(16,800)
Debt issuance costs	(123)	(8)	(296)	(29)
Repayments of principal on current credit agreement	(575)	(575)	(1,150)	(1,150)
Proceeds from exercise of share options	7,463	732	9,281	2,524
Dividends paid	—	(48)	—	(48)
Excess tax benefit	229	47	229	74
Repurchase of own shares	—	(8,190)	—	(26,497)

Net cash used in financing activities	(14,448)	(41,026)	(13,378)	(58,129)
Effect of exchange rate fluctuations on cash and cash equivalents	1,158	(831)	581	(512)

Change in cash and cash equivalents	(42,468)	(26,657)	(21,719)	(27,052)
Beginning cash and cash equivalents	159,656	123,372	138,907	123,767
Ending cash and cash equivalents	$117,188	$96,715	$117,188	$96,715

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(5,154)	$(2,721)	$(6,368)	$(3,780)
Interest paid	$(5,829)	$(3,409)	$(9,443)	$(6,798)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Gross profit	$92,085	$85,215	$181,083	$174,482
Add back:
- Share-based compensation	47	79	59	126
- Acquisition amortization(1)	2,500	2,281	4,861	4,743
- Other adjustments(2)	68	952	112	1,387

Non-GAAP adjusted gross profit	$94,700	$88,527	$186,115	$180,738

Revenue	107,796	105,029	210,606	212,900

Non-GAAP adjusted gross profit margin	88%	84%	88%	85%

Operating expenses	$(78,252)	$(72,811)	$(147,476)	$(145,746)
Less:
- Share-based compensation	3,673	5,204	6,769	8,519
- Acquisition amortization(1)	4,668	5,464	9,008	10,997
- Other adjustments(2)	6,332	3,468	8,431	4,710

Non-GAAP adjusted operating expenses	$(63,579)	$(58,675)	$(123,268)	$(121,520)

Operating income	$13,833	$12,404	$33,607	$28,736
Add back:
- Share-based compensation	3,720	5,283	6,828	8,645
- Acquisition amortization(1)	7,168	7,745	13,869	15,740
- Other adjustments(2)	6,400	4,420	8,543	6,097

Non-GAAP adjusted operating income	$31,121	$29,852	$62,847	$59,218

Revenue	107,796	105,029	210,606	212,900

Non-GAAP adjusted operating income margin	29%	28%	30%	28%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Net income	$8,543	$6,949	$20,465	$18,204
Add back:
- Share-based compensation	3,720	5,283	6,828	8,645
- Acquisition amortization(1)	7,168	7,745	13,869	15,740
- Other adjustments(2)	6,400	4,420	8,543	6,097
- Provision (Benefit) for income taxes	2,330	1,612	5,792	3,519

Non-GAAP adjusted profit before taxes	$28,161	$26,009	$55,497	$52,205

Less: Estimated provision for income taxes(3)	(3,520)	(3,251)	(6,937)	(6,526)

Non-GAAP adjusted net income	$24,641	$22,758	$48,560	$45,679

Weighted-average shares outstanding - diluted (in thousands)	52,868	51,478	52,562	51,637
Non-GAAP adjusted net income	24,641	22,758	48,560	45,679

Non-GAAP diluted EPS	$0.47	$0.44	$0.92	$0.88

			December 31,	June 30,
			2015	2016
Cash and cash equivalents			$123,767	$96,715
Current portion of long-term debt			(2,300)	(2,300)
Long-term debt, less current portion			(216,695)	(216,346)

Net debt			$(95,228)	$(121,931)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Net cash provided by operating activities	$15,465	$19,332	$37,696	$40,804
Less: payments for property and equipment and intangible assets	(3,641)	(4,234)	(5,943)	(9,461)

Free cash flow(6)	$11,824	$15,098	$31,753	$31,343

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Revenue	$107,796	$105,029	$210,606	$212,900
Free cash flow	11,824	15,098	31,753	31,343

Cash conversion	11%	14%	15%	15%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	June 30,	June 30,
	2015	2016
Total revenue (trailing 12 months)	$403,124	$430,605
Active users at period end (in millions)(4)	202	173
Average active users (in millions)(5)	192	188

Twelve months trailing revenue per average active user	$2.10	$2.28

Share-based compensation
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Cost of revenue	$(47)	$(79)	$(59)	$(126)
Research and development	(423)	(892)	(1,154)	(1,516)
Sales and marketing	(862)	(1,602)	(1,411)	(2,118)
General and administrative	(2,388)	(2,710)	(4,204)	(4,885)

Share-based compensation	$(3,720)	$(5,283)	$(6,828)	$(8,645)

Acquisition amortization
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Cost of revenue	$(2,500)	$(2,281)	$(4,861)	$(4,743)
Research and development	(175)	(75)	(350)	(266)
Sales and marketing	(4,782)	(5,384)	(8,612)	(10,721)
General and administrative	289	(5)	(46)	(10)

Acquisition amortization	$(7,168)	$(7,745)	$(13,869)	$(15,740)

Other adjustments
(in thousands of U.S. dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Cost of revenue	$(68)	$(952)	$(112)	$(1,387)
Research and development	(792)	(495)	(496)	(51)
Sales and marketing	(3,583)	(352)	(4,075)	(1,348)
General and administrative	(1,957)	(2,621)	(3,860)	(3,311)

Other adjustments	$(6,400)	$(4,420)	$(8,543)	$(6,097)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2016 comprised $1.9 million and $1.9 million, respectively, in charges associated with the purchase agreement by Avast, $0.4 million and $0.7 million, respectively, in acquisition related charges, $0.4 million and $0.8 million, respectively, in charges related to the unwinding of discounts and changes in fair value, $0.1 million and $1.2 million, respectively, in charges associated with the rationalization of the Company’s global operations and $2.0 million and $2.6 million, respectively, in charges associated with the Company’s global IT landscape transformation, less $0.4 million and $1.1 million, respectively, in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2015 comprised $0.1 million and $0.3 million, respectively, in charges associated with litigation settlements, $2.3 million and $4.1 million, respectively, in acquisition related charges, $0.5 million and $1.4 million, respectively, in charges related to the unwinding of discounts and changes in fair value, $0.6 million and $0.7 million, respectively, in charges associated with the rationalization of the Company’s global operations and $2.9 million and $2.9 million, respectively, in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against nil and $0.8 million, respectively, in net reversals of capitalized development charges.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three and six months ended June 30, 2016 and 2015. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and six months ended June 30, 2016 includes the payment of $4.5 million and $8.0 million, respectively, relating to the other adjustments referred in note 2 above. The free cash flow for the three and six months ended June 30, 2015 includes the payment of $0.8 million and $2.4 million, respectively, relating to the other adjustments.